UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  NuShares ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive, Chicago, Illinois 60606

Telephone Number (including area code):

(312) 917-7700

Name and address of agent for service of process:

Kevin J. McCarthy, Vice President and Secretary, NuShares ETF Trust, 333 West Wacker Drive, Chicago, Illinois 60606

With copies to:

W. John McGuire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]  Yes            [  ]  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago, and state of Illinois on this 14th day of June, 2016.

NuSHARES ETF TRUST

/s/ William Adams IV
Name: William Adams IV
Title: Initial Trustee

Attest:

/s/ Virginia L. O’Neal
Name: Virginia L. O’Neal
Title: Assistant Secretary